SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TAX ID (CNPJ/MF) n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Dear Shareholders,

We herein present the Company’s management proposal for the matters of the agenda of the Annual and Extraordinary General Shareholders’ Meeting of the Company to be held, on first call, on April 29, 2010:

Annual General Shareholders’ Meeting:

1. Receipt of the accounts drawn up by the Company’s management, examination, discussion and resolution on the financial statements concerning the fiscal year ended  December 31st, 2010.

We herein propose the approval of the financial statements concerning the fiscal year ended December 31st, 2010, as released on March 29, 2010 in the websites of the Brazilian Securities Commission (“CVM”) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), through the Periodic Information System (IPE), and published in the newspapers “O Estado de São Paulo” and “Diário Oficial do Estado de São Paulo” (“Financial Statements”).

We herein inform you that, in compliance with Article 9, III, of CVM Instruction No. 481, issued on December 17, 2009 (“CVM Instruction 481/09”), our comments to the Company’s financial situation may be found under Exhibit I of this proposal, available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

We take the opportunity to inform you that, in compliance with Article 9, V and §1 III of CVM Instruction 481/09, the Company’s Fiscal Council and Audit Committee pronouncements are also available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

2. Allocation of the net profits of the fiscal year ended December 31st, 2010 and payment of dividends in the amount of R$98,811,840.46.

We herein propose the allocation of net profits of the fiscal year ended December 31st, 2010 as indicated in the Financial Statements and payment of dividends in the total amount of R$98,811,840.46, as detailed in Exhibit II of this proposal, available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br), prepared in accordance with item II of Paragraph I of Article 9 of CVM Instruction 481/09.

Furthermore, we herein propose that the Board of Directors further establishes the date of payment of such dividends, within the calendar year of 2011, based on the shareholding position of April 29, 2011, after closing of trading session, for shareholders holding shares negotiated ar BM&FBovespa, and of May 4, 2011 for shareholders holding ADRs negotiated at NYSE, with no monetary adjustments. The shares and ADRs will be negotiated ex-dividends as of May 2, 2011.

3. Election of members of Board of Directors.

In accordance to the recommendation of the Nomination and Corporate Governance Committee of the Company, we herein propose the election of three new members to occupy vacant seats on the Board of Directors of the Company, in addition to the ones that are currently elected, all with term of office that will terminate upon the Annual General Meeting of 2012, as follows: (i) Henri Phillippe Reichstul, French, naturalized Brazilian, married, economist, bearer of the Brazilian Identity Card (RG) No. 3.798.203, enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 001.072.248-36; (ii) Guilherme Affonso Ferreira, Brazilian, separated, businessman, bearer of the Brazilian Identity Card (RG) No. 4.405.163, enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 762.604.298-00; and (iii) Maria Letícia de Freitas Costa, Brazilian, single, engineer, bearer of the Brazilian Identity Card (RG) No. 6.057.278-4, enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 050.952.788-58.

In accordance with Article 10 of CVM Instruction 481/09, information on the candidates supported by the Company’s management is detailed in Exhibit III attached hereto.

4. Election of members of Fiscal Council, due to the expiration of the term of office.

We herein propose the installation of the Fiscal Council of the Company and reelection of current effective and alternate, all with term of office that will terminate upon the Annual General Meeting of 2012, as follows, as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian citizen, business administrator, married, bearer of the Brazilian Identity Card (RG) No. 9.369.027, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 769.488.977-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. José Maria Whitaker, No. 310, apt. 4, Edif. Figueira, Zip Code (CEP) 05622-001, (ii) Adriano Rudek de Moura, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 13.126.515-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 037.059.028-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Verbo Divino, No. 1,488, cj. 78 B, 7th floor, Zip Code (CEP) 04719-002, and (iii) Vitor Hugo dos Santos Pinto, Brazilian citizen, business administrator, single, bearer of the Brazilian Identity Card (RG) No. 30625200-4, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 292.699.278-57, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Haddock Lobo, No. 231, apt. 61, Zip Code (CEP) 01414-001; and as alternate members: (i) Marcello Mascotto Iannalfo, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 16.994.226-0, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 101.947.028-39, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Evangelina de Toledo Pizza Wodianer, No. 165, house 1, Zip Code (CEP) 04640-055, (ii) Paulo Ricardo de Oliveira, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 14.993.829, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 031.718.058-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Conselheiro Fernandes Torres, No. 148, apt. 71, Zip Code (CEP) 01235-020, and (iii) Aline de Oliveira Lima, Brazilian citizen, business administrator, single, bearer of the Brazilian Identity Card (RG) No. 28186802-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 252.439.138-80, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Francisco de Paula Quintanilha Ribeiro, No. 342, apt. 112-A, Zip Code (CEP) 04330-020;

In accordance with Article 10 of CVM Instruction 481/09, information on the candidates supported by the Company’s management is detailed in Exhibit IV attached hereto.

5. Establishment of the amount of the global compensation of the Company’s management for 2011.

We herein propose the global compensation of the management of the Company in an amount up to R$12.345.025,52.

We herein inform you that, in compliance with Article 12 of CVM Instruction 481/09, the necessary information for the analysis of the management compensation may be found under Exhibit V of this proposal, available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

6. Establishment of the amount of the global compensation of the Company’s Fiscal Council members for 2011.

We herein propose the global compensation of the members of the Company’s Fiscal Council in an amount up to R$205,600.00.

We herein inform you that, in compliance with Article 12 of CVM Instruction 481/09, the necessary information for the analysis of the management compensation may be found under Exhibit V of this proposal, available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

Extraordinary General Shareholders’ Meeting:

1. Amendment to Article 5 as referred to in the Call Notice.

We herein propose the amendment to Article 5 of Company’s Bylaws in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting, as indicated in Exhibit VI attached hereto. Aforementioned Exhibit VI contains the draft of the Company’s Bylaws, highlighting the proposed changes, as well as information on the ground and justification of each proposal and the analysis of the legal and economic effects of such proposed amendments, when appropriate, as required by Article 11 of CVM Instruction 481/09.

2. Wide reform and consolidation of the Company’s By-laws, especially for means of the following changes and inclusions: inclusion of general guidelines for corporate governance, to orient management; changes in the process for election of the Board of Directors; formalization of the rules pertaining to the Advisory Committees; inclusion of limitation on voting rights; inclusion of rules providing for a public tender offer in case of obtaining an equity stake of 30% of the corporate capital; update of the duties of the Executive Board, in addition to adaptations and necessary improvements.

We propose a wide reform of the provisions in the By-laws, with its corresponding consolidation in the form of Exhibit VI attached hereto. Such Exhibit VI contains a draft of the By-laws showing the proposed changes, in accordance with Article 11 of CVM Instruction 481/09. The table containing the information on their origin and justification, providing an analysis of their legal and economic effects, when applicable, in accordance with Article 11 of CVM Instruction 481/09, is available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

In addition to the information contained in Exhibit VI, we inform that the Company has been studying, in the previous months, ways to improve its corporate governance mechanisms, as a result of the challenges posed in a context where no defined controlling shareholder exists. In this scenario, we believe to be important that the Company establishes rules for protection of the shareholders’ interests as a whole, in view of the professionalization of management, the creation of value in case of acquisitions of control, the protection against conflicting interests and the stability of the long-term goals and strategies, always aligned with the best corporate governance practices.

The purpose of the proposed amendment of the By-laws is to reflect such concern. In short, the provisions contained in the new drafted proposal bring the following changes and inclusions:

- General Guidelines for Corporate Governance. A list of guidelines that must always orient the duties of management of the Company, giving content to their fiduciary duties and aiming at giving stability to the Company’s general objectives and to its shareholders’ interests. The general guidelines aim at making clear that the performance of management’s duties must always be aligned with the best interest of the shareholders, and they should serve as a parameter for the application and interpretation of other new proposed provisions, referring to the election of the Board of Directors, the limitation on voting rights and the mandatory public tender offer in case of obtaining a relevant equity stake.

- Process for Election of the Board of Directors. In a context where the Company has no controlling shareholder, we understand that it is important to establish clear rules providing for stability in the activities of the Board of Directors. Therefore, we propose, among other provisions, (i) that the Board of Director be composed by a majority of independent members; (ii) the expansion of the concept of an independent member; (iii) the creation of requirements to be fulfilled by each candidate  to the Board of Directors; (iv) the establishment of the election through a slate system; (v) the need for providing a wide array of information on the candidates to the Board of Directors; and (vi) more precise rules pertaining to the election of directors.

- Advisory Committees. Although the Company already has various advisory committees, we propose the formalization of the existence and other rules applicable to the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Thus, the new By-laws should provide for rules on the composition, functioning and duties of such advisory committees, based on rules of the New York Stock Exchange – NYSE and on practices already carried out by the Company. As a result, we believe that greater stability to the functioning of such bodies shall be created, ensuring that the Company counts on the advice and constant monitoring of people specialized in audit and compliance with the law, in the alignment of interests of management with the shareholders and the attraction and retention of talents, and in the development of succession plans and occupation of positions in the Company by prepared and experienced professionals.

- Limitation on Voting Rights. In accordance with the practices adopted by other Brazilian companies with capital dispersed in the market, we propose the inclusion of a limitation on voting rights superior to 5% of the shares of the Company by any shareholder, and only in connection with specified matters of a more sensitive nature in regard of the stability of corporate goals and the protection of shareholders’ interests, knowingly: the corporate governance guidelines proposed as described above, the rules on the composition and election of the Board of Directors and those related to the public tender offers having as purpose the acquisition of all shares issued by the Company. We note that the new By-laws should provide for the revocation of such limitation by decision of the Shareholders’ Meeting, if convened by the Board of Directors, when a public tender offer for the acquisition of all shares of the Company has been made and the Board of Directors comes to understand, based on its fiduciary duties, that the acceptance of such offer would be in the best interest of the shareholders and the Company.

- Public Tender Offer in case of Obtaining a Stake of 30%. In light of the need for stability in the Company’s affairs and aiming at the protection of widespread share ownership, we propose the inclusion of rules providing for a public tender offer for acquisition of all shares issued by the Company, in case a shareholder or group of shareholders comes to obtain an equity stake of 30% of the total shares in the Company. The tender offer price shall be the economic value of the shares. The Board of Directors must give its opinion on any public tender offer for the acquisition of all shares of the Company, including such new tender offer currently proposed. Said opinion shall result from an assessment of the convenience and opportunity of the offer and, if the case after such analysis, it shall result in the call for a Shareholders’ Meeting to deliberate on the revocation of the limitation on voting rights proposed in the form described above.

- Adaptations and Improvements. We also propose certain adjustments to the language of the By-laws, aiming at (i) update the duties of the Executive Board, in light of the practices carried out by the Company; (ii) adapt the powers of the Board of Directors in connection with the issuance of debentures, to the changes made by Provisional Measure No. 517, of 2010; (iii) prepare the Company to the expected amendments to the Novo Mercado Listing Rules, as a result of the restricted audience carried out in 2010; and (iv) generally adjust and improve the language and order of certain provisions.

3. Consolidation of Company’s Bylaws.

In case the proposed changes abovementioned on items 1 and 2 are approved, we propose that a consolidation to the By-laws, in the form of Exhibit VII attached hereto, is also approved.

São Paulo, March 28, 2011.

Management of Gafisa S.A.

EXHIBIT I

(In accordance to item 10 of Annex 24 of CVM Instruction No. 480, dated as of December 17, 2009)

The management’s comments to the Company’s financial situation are available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

EXHIBIT II

(In accordance to item 9-1-II of CVM Instruction No. 481, dated as of December 17, 2009)

The detailed information on management’s proposal to the allocation of net profits of the fiscal year ended December 31st, 2010 and payment of dividends are available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

EXHIBIT III

(In accordance to itens 12.6 to 12.9 of Annex 24 of CVM Instruction No. 480, dated as of December 17, 2009)

12.6.  Candidates to Board of Directors indicated by the Company’s management:

The Company’s management proposes the election of the following members to Board of Directors, which main information are the following:

a) Name	b) Age	c) Profession	d) Tax ID (CPF) or Passport number	e) Position	f) Election Date	g) Date of Investiture	h) Term of Office	i) Other Positions	j) Elected by the Controlling Shareholder
BOARD OF DIRECTORS
Henri Phillippe Reichstul	61 years-old	Economist	Tax ID (CPF/MF) nº 001.072.248-36	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on Annual General Shareholders Meeting to e held on 04.29.2011	Not applicable	If approved the election, term of office until AGM 2012	Have no other position in the Company	Candidate indicated by the management of the Company
Guilherme Affonso Ferreira	59 years-old	Businessman	Tax ID (CPF/MF) nº 762.604.298-00	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on Annual General Shareholders Meeting to e held on 04.29.2011	Not applicable	If approved the election, term of office until AGM 2012	Have no other position in the Company	Candidate indicated by the management of the Company
Maria Letícia de Freitas Costa	51 years-old	Engineer	Tax ID (CPF/MF) nº 050.952.788-58	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on Annual General Shareholders Meeting to e held on 04.29.2011	Not applicable	If approved the election, term of office until AGM 2012	Have no other position in the Company	Candidate indicated by the management of the Company

12.7.  Members of bylaws committees, audit committee, risk committee, finance committee and compensation committee:

Not applicable.

12.8.  Regarding each one of the candidates to the Board of Directors:

a) Resumée:

Henri Phillippe Reichstul. In the past 5 years have occupied the following positions: (i) CEO of G&R Corporate Management, a company with main activity of strategic consultancy; (ii) CEO of Brenco, a company with main activity of production of ethanol; and (iii) CEO of Globopar, a media and communication company. He currently occupies the following positions as administrator in publicly-held companies: (i) since 2003 occupies a position in the Board of Directors of Ashmore Energy International, a company with main activity of transportation and distribution of natural gas and energy; (ii) since 2005 occupies a position in the Board of Directors of Lhoist do Brasil, a mining company; (iii) since 2006 occupies a position in the Board of Directors of Repsol YPF S.A., a company with main activity of production and distribution of fuel and similar products; (iv) since 2007 occupies a position in the Board of Directors of Peugeot Citroen do Brasil, an automotive company; and (v) since 2009 occupies a position in the International Board of Directors of Credit Agricole Group, a retail bank. Additionally, he has occupied the following positions as administrator in publicly-held companies: (a) from 2005 to 2007 was President of the Board of Directors of Companhia Brasileira de Distribuição (Grupo Pão de Açúcar); (b) from 2004 to 2007 was member of the Board of Directors of TAM S.A.; (c) from 2005 to 2007 was member of the Board of Directors of Vivo Participações; (d) from 1999 to 2001 was CEO of Petróleo Brasileiro S.A. – Petrobrás; (e) from 1985 to 1986 was member of the Board of Directors of Telebrás S.A.; and (f) from 1985 to 1987 was member of the Board of Directors of Centrais Elétricas Brasileira S.A. – Eletrobrás. None of the abovementioned companies are part of the same economic group as the Company.

Guilherme Affonso Ferreira. In the past 5 years have occupied the position of CEO of Bahema Participações, a financial investment company. He currently occupies the following positions as administrator in publicly-held companies: (i) since April 2008 occupies a position in the Board of Directors of Grupo Pão de Açúcar, a retail company; (ii) since 2009 occupies a position in the Board of Directors of SulAmérica, an insurance company; (iii) since 2004 occupies a position in the Board of Directors of Eternit, a company with main activity of production of construction materials; (iv) since April of 2010 occupies a position in the Board of Directors of Valid, a company with main activity of development solutions for payment methods, identification systems and telecom; (v) since April 2006 occupies a position in the Board of Directors of Tavex, a textile company; (vi) since 2010 occupies a position in the Board of Directors of Arezzo, a company with main activity of commercialization of shoes; and (vii) since 2009 occupies a position in the Board of Directors of Ideiasnet, a technology, media and telecom company. Additionally, he has occupied the following positions as administrator in oublicly-held companies: (1) from 2006 to 2008 was member of the Board of Directors of Unibanco Holdings, a finance company; (b) from 2004 to 2006 was member of the Board of Directors of Santista Têxtil, a textile company; (c) from 1998 to 2005 was member of the Board of Directors of Manah S.A., a company with main activity of production of fertilizer; (d) from 1996 to 1998 was member of Board of Directors of Coldex Frigo, a company with main activity of production of air conditioning and refrigeration systems. None of the abovementioned companies are part of the same economic group as the Company.

Maria Letícia de Freitas Costa. In the past 5 years have occupied the following positions: (i) partner of Prada Assessoria, a company with main activity of corporate strategic consultancy; (ii) Officer of Strategic Researches Center of Insper, a company with main activity of education and research; and (iii) CEO of Booz &Co., , a company with main activity of strategic consultancy. She currently occupies the following positions as administrator in publicly-held companies: (i) since October 2010 occupies a position in the Board of Directors of Localiza, a rental car company; and (ii) since 2001 occupies a position in the International Board of Directors of Technip, an engineering company. Additionally, she also occupies the following positions as administrator in closed corporations: (a) member of Board of Directors of FAMA, private equity fund,  with main activity of assets management focused on small caps and mid caps; and (b) member of Board of Directors of Sadia S.A. since 2010, a company with main activity of commercialization of frozen and refrigerated food products, wholly owned by Brasil Foods S.A. None of the abovementioned companies are part of the same economic group as the Company.

b) Civil and administrative convictions (including criminals) involving the management and members of Fiscal Council:

Mr. Henri Phillippe Reichstul declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling himself from the exercise of any professional or commercial activity.

Mr. Guilherme Affonso Ferreira declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling himself from the exercise of any professional or commercial activity.

Ms. Maria Letícia de Freitas Costa declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling herself from the exercise of any professional or commercial activity.

12.9.  Marital relations or family status until second degree existing between:

a) Company’s management:

There are no marital relations or family status until second degree existing between any of the candidates to the Board of Directors among themselves and with the management of the Company.

Besides, as set forth in the Company’s Ethics Code, it is not allowed to hire family members of employee in first degree (such as mother, father, brothers, daughters or sons), spouses, cousins, aunts, uncles and cousins.

Any stable relationship between employees is not allowed as well.

b) (i) Company’s management and (ii) management of Company’s direct and indirect controlled companies

There are no marital relations or family status until second degree existing between any of the candidates to the Board of Directors and management of Company’s direct and indirect controlled companies.

Besides, as set forth in the Company’s Ethics Code, it is not allowed to direct or indirect controlled companies to hire family members of employee in first degree (such as mother, father, brothers, daughters or sons), spouses, cousins, aunts, uncles and cousins.

Any stable relationship between employees of the Company and Company’s direct and indirect controlled companies is not allowed as well.

c) (i) management of the Company or its direct or indirect controlled companies and (ii) Company’s direct or indirect controlling companies
There are no marital relations or family status until second degree existing between any of the candidates to the Board of Directors and Company’s direct and indirect controlling companies.
d) (i) management of the Company and (ii) management of Company’s direct or indirect controlling companies

There are no marital relations or family status until second degree existing between any of the candidates to the Board of Directors and management of Company’s direct and indirect controlling companies.

12.10.    Subordination relations, rendering of services or control maintained, in the last 3 fiscal years, between the candidates to the Board of Directors and:

a) Company’s direct and indirect controlled companies
There is no relationship of this kind.
b) Company’s direct or indirect controlling companies
There is no relationship of this kind.
c) supplier, client, debtor, lender or the Company, its controlling or controlled companies, or its controlled ones, in case of relevancy

Company’s Code of Ethics does not allow any relationship of this kind.

Adittionaly, according to the internal chapter of Company’s Audit Committee, this Committee is responsible for establishing the guidelines for hiring employees or former employees of external auditors.

EXHIBIT IV

(In accordance to intes 12.6 to 12.9 of Annex 24 of CVM Instruction No. 480, dated as of December 17, 2009)

12.6.  Candidates to Fiscal Council indicated by the Company’s management:

The Company’s management proposes the election of the following members to Fiscal Council, which main information are the following:

a) Name	b) Age	c) Profession	d) Tax ID (CPF) or Passport number	e) Position	f) Election Date	g) Date of Investiture	h) Term of Office	i) Other Positions	j) Elected by the Controlling Shareholder
FISCAL COUNCIL
Olavo Fortes Campos Rodrigues Junior	49 years-old	Business Administrator	Tax ID (CPF/MF) nº 769.488.977-20	Effective member	04/27/2010	05/05/2010	AGM 2011	Have no other position in the Company	No
Adriano Rudek de Moura	48 years-old	Accountant	Tax ID (CPF/MF) nº 037.059.028-73	Effective member	04/27/2010	05/05/2010	AGM 2011	Have no other position in the Company	No
Vitor Hugo dos Santos Pinto	32 years-old	Business Administrator	Tax ID (CPF/MF) nº 292.699.278-57	Effective member	04/27/2010	05/05/2010	AGM 2011	Have no other position in the Company	No
Marcello Mascotto Iannalfo	42 years-old	Economist	Tax ID (CPF/MF) nº 101.947.028-39	Alternate member	04/27/2010	05/05/2010	AGM 2011	Have no other position in the Company	No
Paulo Ricardo de Oliveira	48 years-old	Accountant	Tax ID (CPF/MF) nº 031.718.058-73	Alternate member	04/27/2010	05/05/2010	AGM 2011	Have no other position in the Company	No
Aline de Oliveira Lima	33 years-old	Business Administrator	Tax ID (CPF/MF) nº 252.439.138-80	Alternate member	04/27/2010	05/05/2010	AGM 2011	Have no other position in the Company	No

12.7.  Members of bylaws committees, audit committee, risk committee, finance committee and compensation committee:

Not applicable.

12.8.  Regarding each one of the candidates to the Board of Directors:

a) Resumée:

Effective Members

Olavo Fortes Campos Rodrigues Junior. In the past 5 years, had participated in the management of Editora Jurídica DPJ and Editora Infantil Delphys, companies with main activities of production and commercialization of books, and is the co-founder of OR&A Consultoria Empresarial, a consulting company with main activity of business management and corporate governance. Also occupied the following positions (i) CEO of Siciliano Group, a company with main activity of production and commercialization of books and e-commerce; (ii) Superintendent Officer of Papaiz Group, a company with main activity of production of pad locks, door locks and related products; (iii) member of the Fiscal Council of Duke Energy International, Geração Paranapanema S.A., a company with main activity of hydroelectric generation and commercialization of energy; (iv) member of Board of Directors of Renova Energia S.A., a company with main activity of renewable energy generation, specially wind energy; (v) member of Company’s Fiscal Council; and (vi) member of Fiscal Council of Construtora Tenda S.A., a construction and Real Estate business corporation. Construtora Tenda S.A. is a wholly owned subsidiary of Gafisa S.A. and, therefore, part of the same economic group as the Company.

Adriano Rudek de Moura. In the past 5 years have occupied the following positions (i) Administrative and Chief of Finance Officer of Electrolux do Brasil S.A., a company with main activity of production and commercialization of house appliances; (ii) member of Company’s Fiscal Council; and (iii) member of Fiscal Council of Construtora Tenda S.A., a construction and Real Estate business corporation. Construtora Tenda S.A. is a wholly owned subsidiary of Gafisa S.A. and, therefore, part of the same economic group as the Company.

Vitor Hugo dos Santos Pinto. In the past 5 yeas have occupied the following positions: (i) Investment Analyst, Structure Funds Operational Manager and Special Funds National Manager of Caixa Econômica Federal, a bank with main activity of management of third parties assets; (ii) member of Company’s Fiscal Council; and (iii) member of Fiscal Council of Construtora Tenda S.A., a construction and Real Estate business corporation. Construtora Tenda S.A. is a wholly owned subsidiary of Gafisa S.A. and, therefore, part of the same economic group as the Company.

Alternate Members

Marcelo Mascotto Iannalfo. In the past 5 years have occupied the following positions: (i) Administrative and Chief of Finance Officer and President of Board of Directors of Areva Transmissão e Distribuição de Energia Ltda. in Chile, Argentina, Colombia and Venezuela, a company with main activity of commercialization of equipments for transmission and distribution of electric power; (ii) CFO and member of Board of Director of Power Transmission Industries S.A., a company with main activity of production of speed reducer and coupling; (iii) CFO of Termomecânica São Paulo S.A., a company with main activity of transformation of non ferrous metals; (iv) CFO of Trip Linhas Aéreas, an aviation business company; (v) alternate member of Company’s Fiscal Council; and (vi) alternate member of Fiscal Council of Construtora Tenda S.A., a construction and Real Estate business corporation. Construtora Tenda S.A. is a wholly owned subsidiary of Gafisa S.A. and, therefore, part of the same economic group as the Company.

Paulo Ricardo de Oliveira. In the past 5 years have occupied the following positions: (i) CEO of Drogaria Onofre Ltda., a company with main activity of commercialization of pharmaceutical products; (ii) CFO of Teleperformance, a company that render services of call center; (iii) CEO of De La Rue Cash Systems Ltda., a company with main activity of banking automation; (iv) alternate member of Company’s Fiscal Council; and (v) alternate member of Fiscal Council of Construtora Tenda S.A., a construction and Real Estate business corporation. Construtora Tenda S.A. is a wholly owned subsidiary of Gafisa S.A. and, therefore, part of the same economic group as the Company.

Aline de Oliveira Lima. In the past 5 years have occupied the following positions: (i) Corporate Investors National Manager, Technical Consultant for the Vice-Chair Officer of Third Parties Assets Management and Institutional Manager of Caixa Econômica Federal, a bank with main activity of management of third parties assets; (ii) alternate member of Company’s Fiscal Council; and (iii) alternate member of Fiscal Council of Construtora Tenda S.A., a construction and Real Estate business corporation. Construtora Tenda S.A. is a wholly owned subsidiary of Gafisa S.A. and, therefore, part of the same economic group as the Company.

b) Civil and administrative convictions (including criminals) involving the management and members of Fiscal Council:

Mr. Olavo Fortes Campos Rodrigues Junior declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling himself from the exercise of any professional or commercial activity.

Mr. Adriano Rudek de Moura declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling himself from the exercise of any professional or commercial activity.

Mr. Vitor Hugo dos Santos Pinto declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling himself from the exercise of any professional or commercial activity.

Mr. Marcelo Mascotto Iannalfo declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling himself from the exercise of any professional or commercial activity.

Mr. Paulo Ricardo de Oliveira declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling himself from the exercise of any professional or commercial activity.

Ms. Aline de Oliveira Lima declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, with the effect of suspending or enabling herself from the exercise of any professional or commercial activity.

12.9.  Marital relations or family status until second degree existing between:

a) Company’s management:

There are no marital relations or family status until second degree existing between any of the candidates to the Fiscal Council among themselves and with the management of the Company.

Besides, as set forth in the Company’s Ethics Code, it is not allowed to hire family members of employee in first degree (such as mother, father, brothers, daughters or sons), spouses, cousins, aunts, uncles and cousins.

Any stable relationship between employees is not allowed as well.

b) (i) Company’s management and (ii) management of Company’s direct and indirect controlled companies

There are no marital relations or family status until second degree existing between any of the candidates to the Fiscal Council and management of Company’s direct and indirect controlled companies.

Besides, as set forth in the Company’s Ethics Code, it is not allowed to direct or indirect controlled companies to hire family members of employee in first degree (such as mother, father, brothers, daughters or sons), spouses, cousins, aunts, uncles and cousins.

Any stable relationship between employees of the Company and Company’s direct and indirect controlled companies is not allowed as well.

c) (i) management of the Company or its direct or indirect controlled companies and (ii) Company’s direct or indirect controlling companies
There are no marital relations or family status until second degree existing between any of the candidates to the Fiscal Council and Company’s direct and indirect controlling companies.
d) (i) management of the Company and (ii) management of Company’s direct or indirect controlling companies
There are no marital relations or family status until second degree existing between any of the candidates to the Fiscal Council and management of Company’s direct and indirect controlling companies.

12.10.    Subordination relations, rendering of services or control maintained, in the last 3 fiscal years, between the candidates to the Board of Directors and:

a) Company’s direct and indirect controlled companies
There is no relationship of this kind.
b) Company’s direct or indirect controlling companies
There is no relationship of this kind.
c) supplier, client, debtor, lender or the Company, its controlling or controlled companies, or its controlled ones, in case of relevancy

Company’s Code of Ethics does not allow any relationship of this kind.

Adittionaly, according to the internal chapter of Company’s Audit Committee, this Committee is responsible for establishing the guidelines for hiring employees or former employees of external auditors.

EXHIBIT V

(In accordance to item 13 of Annex 24 of CVM Instruction No. 480, dated as of December 17, 2009)

The necessary information for the analysis of the management compensation is available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

EXHIBIT VI

VI.1.   BYLAWS ENHANCING THE PROPOSED AMENDMENTS

GAFISA S.A.

CNPJ/MF ~~no~~No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly~~-~~ held corporation ~~with authorized capital~~, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Article 2. The Company’s headquarters and forum are located in the ~~city~~City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the Board of Directors or the Executive Board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

~~Sole Paragraph. The power to open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad referred to in this article may, by resolution adopted by the Board of Directors, be delegated to the Chief Executive Officer.~~

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. ~~34,~~39, §1, in which case prior approval of the Board of Directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$~~2,729,197,400.39,~~2,730,786,881.96, which is fully paid-in and divided into ~~431,515,375~~431,983,717 common shares, all registered, book-entry and without par value.

§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders, observing the provisions of Article 6 below.

§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. No shareholder or Shareholder Group may exercise votes in a number superior to 5% (five per cent) of the number of shares in which the Company’s capital is divided, in resolutions to amend, revoke or change, in any way, the effectiveness of the following rules from these Bylaws: Article 17, Article 19, Article 20, Article 21, and §1 of Article 49, and any rule or provision set forth in CHAPTER VIII.

§ 1. Without prejudice of the provision set forth in the main clause of this Article 6, in any Extraordinary General Meeting called to resolve on the amendment or revocation of the provisions set forth in this Article 6, the limit of votes for any shareholder or Shareholder Group will also be of 5% of the number of shares in which the Company’s capital is divided, with the exception of the provisions set forth in Article 67, (d).

§2º. The Chairman of the General Meeting must ensure compliance with the rules set forth in this Article 6 and inform the number of votes to which each shareholder or Shareholder Group, present at the meeting, will be entitled.

§3º. The votes that exceed the limits specified in this Article 6 will not be counted.

Article 7. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws.  The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution ~~adopted by~~of the shareholders in a General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article ~~7.~~8. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a ~~mandatory~~ public tender offer pursuant to articles 257 to 263 of Law 6404/76.  Pursuant to article ~~171~~171, §3 of Law ~~6404~~6.404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article ~~8.~~9. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 3.  Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§ 4.  The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§ 5.  Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§ 6. The resolutions of the General Meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in Article 6 and in the main clause of Article 11.

Article ~~9.~~10. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

a)                   decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – ~~BOVESPA (~~BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (respectively “Novo Mercado” and “BM&FBovespa”), which shall be communicated to ~~the São Paulo Stock Exchange – BOVESPA~~BM&FBovespa in writing, 30 (thirty) days in advance;

b)                   always subject ~~always~~ to the provisions of Article ~~11,~~12, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

c)                   resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

~~Sole Paragraph. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, the public tender offer to be made by the Controlling Shareholder or the Company, as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9(b) and which complies with the Novo Mercado Listing Rules.~~

Article ~~10.~~11. The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article ~~9~~10 (~~b~~c) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed.  The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§ 1. For purposes of these Bylaws:

“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Purchaser” means the person to whom the Disposing Controlling Shareholder~~” means the shareholder or Shareholder Group that exercises~~ transfers Control in a Disposal of ~~the~~ Company Control;

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their ~~managers~~officers or administrators in common;

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure.  There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital; ~~and~~

“Diffuse Control~~” means Control exercised by a shareholder holding less than 50% (fifty percent) of the Company’s capital, or by shareholder(s) which do not constitute a Shareholder Group.~~Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

§2 The appraisal reports mentioned in this Article 11 shall be elaborated by a specialized company or institution, with proven experience and independent as to the power of decision of the Company, its officers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Law 6.404/76, and shall bear the responsibility set forth in §6 of the same article.

Article ~~11.~~12. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article ~~9~~10 (~~b~~c) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 13. The General Meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory  obligations, as well as those provided under these By-laws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the General Meeting referred to in the main clause of this Article 13, when the Board of Directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

§2. The General Meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article~~12.~~ 14. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).

Article ~~13.~~15. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior ~~Managers~~Officers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article ~~14. The Board of Directors may create advisory committees to assist the members of the Board of Directors, and determine the composition and specific responsibilities of such committees.Article 15.~~16. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

Article 17. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the Board of Directors:

(a)                the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)                the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the Board of Directors, to the appraisal of the terms of a public tender offer, and to the possibility of calling the General Meeting for revoking the limitation on voting rights set forth in Article 6, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)                 the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)                the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)                 the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the Board of Directors shall exercise its competence set forth in Article 67 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders interests considered as a whole;

(f)                 the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)                 the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)                the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards          or mechanism that may hamper or impair the achievement of the corporate interest;

(i)                  the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy;

(j)                  no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article ~~16.~~18. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members ~~(the election of alternates being permitted)~~, all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted~~.~~, in this case subject to the provisions set forth in Article ~~17. At least 20%~~20, §6.

Article 19. The majority of the effective members of the Board of Directors shall be of Independent Members.

§ ~~1. When a fractional number of directors results from compliance with the percentage referred to above, the fraction shall be rounded (i) to the next highest whole number, where the fraction is 0.5 or greater; and (ii) to the next lowest whole number, where the fraction is less than 0.5.§ 2.~~1. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its ~~capital~~capita, within the limits set forth in these Bylaws; (ii) is not a Controlling Shareholder, nor a spouse, stable companion or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to ~~a~~person or company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) does not have direct or indirectly, participation superior to 5% of interest in the Company’s total or voting capital, neither has any relation with any shareholder who does; (iv) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company~~; (iv~~, neither of a company associated with any shareholder with a participation superior to 5% in the Company’s total or voting capital; (v) is not now and has not been, in the past three years related to company or person that provides audit services for the Company; (vi) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (~~v~~vii) is not ~~an employee, officer or director of a~~associated to company or entity offering services and/products to, or requesting services and/or products from, the Company; (~~vi~~viii) is not a spouse, stable companion or relative up to the second degree of any of the Company’s officers or directors nor has any relation with the Company or company controlled by the Company, neither has received, in the last three years, any kind of remuneration from the Company or company controlled by the Company (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); ~~and~~ (~~vii~~ix) does not receive any other kind of remuneration from the Company ~~except that payable to directors~~other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); (x) is not now, nor has been in the past three years, in the management of any company in which any of the Company’s directors or officer holds or has held, at the same time, office in a compensation committee or body with similar functions, with this restriction being also applied to its spouse, stable companion or relative up to the second degree.

§ ~~3. Members of the Board of Directors elected in the manner provided for in Article 141 §§4 and 5 of Law 6404/76 shall also be considered to be Independent Members.~~2. Even if elected by the options set forth in §§4 and 5 of Article 141 of Law 6.404/76, the elected members can only be considered Independent Members if they also meet the requirements set forth in §1 of the present Article 19.

§3. It can only be elected as a member of the Board of Directors, unless waived by the General Meeting, a person who, besides the legal and regulatory requirements, also meets the following conditions:

(a)                is over 35 years of age;

(b)                possesses excellent reputation, knowledge and expertise relevant to the Company's activities;

(c)                 does not hold positions or functions in a company or entity that can be considered a competitor of the Company or of companies controlled by the Company, nor their respective controlling shareholders, sponsors of the latter, or companies under common control with that or its affiliates; and

(d)                does not have, nor represents a conflicting interest with the Company or with companies controlled by the Company. It is presumed to have a conflicting interest with the Company the person who, at the same time: (i) has been elected by a shareholder that has also elected a managing person in a competitor company or entity, and (ii) maintains a subordination relation to the shareholder who elected him.

§4. For the purposes of this Article 19, §3, (d), it shall be deemed to have elected a Director of the Company (i) the shareholder or Shareholder Group that has done so individually; or (ii) the shareholder or Shareholder Group whose individual votes were sufficient for the election of Director, if the system of cumulative voting is adopted (or that would have been sufficient, in light of the number of shareholders present, even if the system had been adopted); or (iii) the shareholder or Shareholder Group whose individual votes were sufficient for the composition of the minimum percentage required by § 4 of Article 141 of Law 6404/76 for the exercise of the right to a separate election of a member of the Board of Directors.

§5. For the purposes of this Article 19, an association shall be defined as (and its correlative term “associated”):

(a)                the employment relationship or that arising out of a professional services agreement, or participation in any administrative, advisory, fiscal or deliberative office;

(b)                the direct or indirect participation in a percentage equal to or greater than 10% of total capital or voting stock, or

(c)                 being a spouse, stable companion or relative up to second degree.

§6. The members of the Board that no longer meet the requirements set forth in this Article 19, due to supervening or unknown fact at the time of their election, shall immediately submit their resignation.

§7. Notwithstanding the provisions of §6 above, the attendance, by each Director, of the condition of Independent Member and other requirements set forth in this Article 19, will be subject to constant monitoring and evaluation by the other Directors, who may decide to (i) recommend the resignation of their peers, documenting such decision in the appropriate minutes, and (ii) to call the General Meeting to decide on the removal of such Director and appointment of a substitute.

Election

Article 20. Except for cases set forth in Article 21, the election of members of the Board of Directors will be carried out by a slate system.

§1. The Chairman of the General Meeting, while presiding over a meeting dealing with the election of members of the Board of Directors, must manage the voting mechanism applicable under the requirements provided in Article 20 and Article 21.

§2. In the election referred to in this Article 20, only the following slates may be appointed: (i) that are presented by the Board of Directors, assisted by the Nominating and Corporate Governance Committee, or (ii) that are indicated, as provided in § 4 of the present Article 20, by any shareholder or Shareholder Group.

§3. The Board of Directors, assisted by the Nominating and Corporate Governance Committee shall, on the date of the call to the General Meeting destined to elect members of the Board of Directors, make available at the Company's headquarters, a statement signed by each member of the slate indicated by it, containing: (i) the information specified in items 12.6 to 12.10 of Annex 24 to CVM Instruction No. 480/09, or information, as may be required under the rules that replace such instruction, as well as those required by the Listing Rules of the Novo Mercado, complemented by the complete description of their work experience, citing their previously carried out professional activities, as well as professional and academic qualifications; (ii) information on the existence of cases of incapacity or conflict of interest provided for in Article 147, § 3 of Law. 6,404/1976; and (iii) the indication that the candidate is characterized as an Independent Member under these Bylaws. Such information should also be reflected in the management proposal to be made available to shareholders on the internet, in the Company’s, the CVM’s and the BM&FBovespa’s websites. Whenever the Board of Directors includes, in its slate, a candidate who is not considered an Independent Member under these Bylaws, it shall submit a statement justifying the recommendation.

§4. The Shareholders or Shareholder Group that wishes to propose another slate to compete for positions on the Board of Directors shall, in advance of at least 5 days prior to the date scheduled for the General Meeting, provide the Board of Directors with statements signed individually by the candidates indicated by them, containing the information described in §3 above, and the Board of Directors shall obtain the immediate release of said information on the internet, in the websites of the Company, the CVM and BM&FBovespa.

§5. The same person may be part of two or more slates, including the one put forward by the Board of Directors.

§6. The slate appointed either by the Board of Directors or pursuant to §4 of the present Article 20, must have, at least, 1 (one) member that has not been a member of the Board of Directors at any time during the 4 (four) years prior to its current appointment.

§7. Each shareholder may only vote in one slate, being declared elected the candidates of the slate which receives the greater number of votes in the General Meeting.

§8. It is deemed to be abusive, for the purposes of the provisions of Article 115 of Law 6.404/76, the exercise of voting rights for election of Directors by the shareholder that, aware of a conflict of interest situation or of reason for ineligibility as provided in the law, applicable regulation or these Bylaws, fails to inform the Company in accordance with §4 above, and subsequently, the General Meeting, of the existence of such a ground of ineligibility or facts that lead to presume conflict of interest of the elected Director.

Article 21. In the election of members of the Board of Directors, shareholders representing at least 5% of the capital stock may require the adoption of the multiple voting process, provided they do so at least 48 hours in advance of the Meeting.

§1. The Company, immediately after receiving the requirement, shall disclose, by notice inserted in its website, in the internet, and send, via electronic means, to CVM and to BM&FBovespa, the information that the election shall occur through the multiple voting process.

§2. Once the Meeting is installed, the Board, in view of the signatures on the Attendance Book and the number of shares held by the shareholders present, will calculate the number of votes that will be assigned to each shareholder or Shareholder Group.

§3. In the event of election of members of the Board of Directors by multiple voting process, there will be no election by slates and the members of the slates set forth in Article 20 will be treated as individual candidates, as well as any other candidates who come to be appointed by shareholders present at the Meeting, provided that the statements signed by these candidates, with the content mentioned in §3 of Article 20, are submitted to the shareholders during the Meeting.

§4º. Each shareholder or Shareholder Group will be entitled to cumulate their assigned votes in a single candidate or distribute them among several candidates, being declared elected those who receive the highest number of votes.

§5º. The positions that, by virtue of a tie, are not filled, will be subject to a new voting, through the same process, adjusting the number of votes assigned to each shareholder or Shareholder Group according to the number of positions to be filled.

§6. Whenever the election has been held through this process, the removal of any member of the Board of Directors by the General Meeting, will result in the dismissal of the other members, proceeding to a new election; in all other cases of vacancy on the Board of Directors, the first General Meeting shall elect the entire Board.

§7. Should the Company be under the control of a Controlling Shareholder or Shareholder Group, as defined in Article 116 of Law 6.404/76, shareholders representing 10% of the capital stock may require, as provided in §§ 4 and 5 of Article 141 of Law 6.404/76, that the election of one of the members of the Board of Directors be made separately, not being applicable to such election the rules set forth in Article 20, except for the submission of the declaration referred to in its §4.

Functioning

Article ~~18.~~22. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§ 1. ~~Pursuant to article 150 of Law 6404/76, in the~~Except for the case set forth in Article 21, §6, in case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors, assisted by the Nominating and Corporate Governance Committee, shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, ~~in accordance with the Novo Mercado Listing Rules,~~ shall only be substituted by another Independent ~~Board~~ Member.

§ 2. In case of vacancy in the majority of positions of the Board of Directors, a General Meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§ ~~3.~~4. Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent ~~Board~~ Member~~, in accordance with the Novo Mercado Listing Rules,~~ shall only be substituted by another Independent ~~Board~~ Member.

§5. The Chief Executive Officer cannot be elected for the office of Chairman of the Board of Directors.

Article ~~19.~~23. The Board of Directors shall meet at least ~~quarterly~~bimonthly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article ~~20.~~24. The quorum for Board of Directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§ 2. Directors may ~~be represented~~take part at meetings of the Board of Directors by ~~another director, to whom special powers have been granted. The directors may also participate in meetings by telephone or video conference~~telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The Chief Executive Officer shall attend all meetings of the Board of Directors, providing clarification as needed.

Powers

Article ~~21. It~~25. In addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:

(a)    ~~a)~~ fix the general direction of the Company’s business;

(b)    define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the Executive Board;

(c)     ~~b)~~ approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(d)    ~~c)~~ attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly ~~compensation~~remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article ~~15~~16 of these Bylaws;

(e)     nominate a slate for the election of the Board of Directors;

(f)     ~~d)~~ elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(g)     ~~e)~~ supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)    ~~f)~~ determine the general ~~compensation~~remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)      ~~g)~~ instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)      ~~h)~~ in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(k)    ~~i)~~ call General Shareholders’ Meetings and privately, the General Meeting set forth in Article 67, item (c);

(l)      ~~j)~~ submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;

(m)  ~~k)~~  issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;

(n)    ~~l)~~ attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)    ~~m)~~ authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)    ~~n)~~ appoint and dismiss the Company’s independent auditors;

(q)    ~~o)~~ approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)      ~~p)~~ approve the ~~issue of simple non-convertible debentures, without real security;~~issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(s)     ~~q)~~ approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)      ~~r) unless provided for in the annual budget or in the business plan then in effect,~~ approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)    ~~s)~~ authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

~~t)     approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“~~SPCs~~”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art 34, §1;~~

(v)    ~~u)~~ authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s ~~permanent~~non-current assets, ~~permanent~~non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

(w)   ~~v)~~ approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery; ~~and~~

(x)    ~~w)~~ establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article ~~9~~10, (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer, in the cases provided under these By-laws; and

(y)    issue its opinion in advance, making it public and observing the rules laid out in Article 67 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 62 hereof.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article ~~22.~~26. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article ~~23.~~27. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.

Article ~~24.~~28. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article ~~25.~~29. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article ~~26.~~30. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação) ~~and~~, Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation.  Accumulation of functions is allowed.

Article ~~27.~~31. The duties of the Chief Executive Officer ~~has the following powers and responsibilities~~are:

(a)    ~~a)~~  to submit for approval by the Board of Directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and ~~its subsidiaries~~companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)    ~~b)~~ to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)     to formulate the Company’s operating strategies and directives ~~and~~ based on the general orientation provided by the Board of Directors;

(d)    to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

~~c)     to supervise all the Company’s activities;~~

(e)     ~~d)~~ to coordinate and supervise the work of the Executive Board, and to call and chair its meetings; ~~and~~

(f)     to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 47, item (d) below;

(g)     attend meetings of the Board of Directors and the General Meeting, as provided in these Bylaws and the applicable law;

(h)    to represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image;

(i)      ~~e)~~ to ~~perform such other duties as may be assigned~~supervise all the Company’s activities, and also other powers conferred upon it by the Board of Directors.

Article ~~28.~~32. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (~~BOVESPA~~BM&FBovespa), and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article ~~29 -~~33. The duties of the Chief Financial Officer are:

(a)    ~~a)~~ to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)    ~~b)~~ to ~~define Company’s strategies and guidelines, through the annual planning of actions and the preparation of the budget, jointly with the other officers;~~submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)     ~~c)~~ to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)    ~~d)~~ to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(e)     ~~e)~~ to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels ~~accepted~~previously established by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(f)     to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and procedures supervision;

(g)     to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(h)    ~~f)~~ to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(i)      ~~g)~~ to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(j)      to participate in ~~executive committee~~the Executive Board meetings (Article 27), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(k)    ~~h)~~ to ~~ensure that the Personnel and Management department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources.~~represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image;

Article ~~30~~34 - The duties of the Superintendent Officer of Construction are:

(a)    ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;

(b)    to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)     ensure proper management of relationships with suppliers of the Company and approve their hiring;

(d)    ensure proper management of the environment and safety of the construction of its works or third parties works;

(e)     ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f)     ~~a)~~ to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(g)     ~~b)~~ to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for ~~the Company’s~~ strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)    ~~c)~~ to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for ~~the~~each region;

~~d)    to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;~~

~~e)     to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving Company’s business;~~

~~f)     to provide guidelines and to monitor the budget aiming at the feasibility of new undertakings;~~

(i)      ~~g)~~ to ensure the due management of the Company’s funds ~~as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health~~regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(j)      to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;

(k)    set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and

(l)      ~~h)~~ to represent the Company before clients, ~~press, market~~media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over ~~Company’s~~its image~~; and~~

~~i)      to arrange new partnerships aiming at the feasibility of new undertakings~~.

Article ~~31~~35 - The duties of the Superintendent Officer of Incorporation are:

(a)    to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b)    to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)     ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of enterprises;

(d)    a) to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(e)     to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(f)     to ensure the proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(g)     b) to define, to areas of the Company responsible for enterprises incorporation, short, medium and long term guidelines for ~~the Company’s~~ strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)    c) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for ~~the~~each region;

(i)      d) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

e)     ~~to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;~~

f)     ~~to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving the Company’s business;~~

(j)      g) to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(k)    h) to ~~ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;~~monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

i)      ~~to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over the Company’s image;~~

j)     ~~to monitor and to guide the real state counsel; and~~

(l)      k) ~~to accompany~~monitor the actions and results of marketing and sales together with the Sales and Marketing Officer, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(m)   to define, along with the Sales and Marketing Officer, pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; and

(n)    to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article ~~32~~36 - The duties of the Institutional Relations Officer are:

(a)    ~~a) comprise the~~to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;

(b)    ~~b)~~ to give support to the search of new incorporation partners;

(c)     ~~c)~~ to support the search for new contacts for construction by third parties to be executed by the Company;

(d)    to be responsible for the Company’s ~~police/~~policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community; ~~and~~

(e)     to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(f)     ~~d)~~ to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and

(g)     to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article ~~33 – The other officers without specific designation shall have the functions attributed to them by the Board of Directors.~~37. The duties of the Sales and Marketing Officer are:

(a)   to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;

(b)   to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;

(c)   to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;

(d)  to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;

(e)   to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(f)    to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;

(g)   to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;

(h)   to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;

(i)     to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;

(j)     to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;

(k)   to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;

(l)     to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;

(m) to ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;

(n)   to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and

(o)   to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 38. The other officers without specific designation shall have the functions attributed to them by the Board of Directors.

Article ~~34.~~39. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

a)       any two officers;

b)       any officer acting jointly with an attorney-in-fact with specific powers; or

c)       two attorneys-in-fact with specific powers.

§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 39 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article ~~34,~~39, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact.  Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 40. The Board of Directors shall have, as advisory bodies, an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, which shall, within their competence, provide subsidies to the decisions of the Board of Directors and, if the latter so determinea, assist the Executive Board in implementing internal policies approved by the Board of Directors.

Sole Paragraph. The Board of Directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 41. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the Board of Directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the Board of Directors about the Committee's work and acting along with the Executive Board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the Executive Board or of the Board of Directors can be invited to participate in the meetings of the Advisory Committees.

Audit Committee

Article 42. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 19 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (SEC) and the NYSE, and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 43. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by Board of Directors or that are required by SEC and NYSE rules, always reporting to the Board of Directors in the exercise of its functions, to:

(a)   recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b)   supervise the work of independent auditors;

(c)   review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d)  evaluate the qualifications, performance and independence of auditors;

(e)   establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f)    at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g)   review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h)   review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i)     review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j)     review, together with the Chief Executive Officer and the Chief Financial Officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k)   consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l)     settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m)  review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n)   assist the Board in carrying out oversight functions of the Executive Board;

(o)   review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p)   review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q)   analyze possible conflicts of interest involving members of the Board of Directors, as well as provide opinion on whether any such Directors should vote in any matter that may give rise to conflict of interests or not, and

(r)    analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Compensation Committee

Article 44. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 45. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by Board of Directors, to:

a)      propose to the Board of Directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the Board of Directors, as well as to senior employees of the Company and its controlled companies.

b)      annually propose to the Board of Directors the compensation of the Company's officers, to be submitted to the General Meeting;

c)       propose to the Board of Directors the orientation of votes to be cast as provided in Article 25, item (i);

d)      recommend, to the approval of the Board of Directors, the allocation of the overall compensation amount determined by the General Meeting, the monthly fees of each member of management, the Advisory Committees and other advisory bodies;

e)       review and recommend, to the approval of the Board of Directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

f)       recommend, to the approval of the Board of Directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

g)       recommend, to the approval of the Board of Directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these By-laws; and

h)      review, and submit to the Board of Directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Nominating and Corporate Governance Committee

Article 46. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Sole Paragraph. The Nominating and Corporate Governance Committee members shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 47. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by Board of Directors, to:

a)      identify suitable persons to become members of the Board of Directors and of the Executive Board, and recommend such candidates to the Board of Directors, subject to the laws, regulations and these By-laws, regarding the requirements and impediments to elect directors and officers;

b)      identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the Board of Directors;

c)       recommend the nomination of members to the other Advisory Committees and any other committee established by the Board of Directors;

d)      develop, together with the Chief Executive Officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

e)       develop, review, and recommend to the Board of Directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company, as well as other internal policies on corporate governance that come to be necessary;

f)       periodically review the responsibilities of all Advisory Committees and other committees established by the Board of Directors, and recommend any proposal for changes thereto to the Board of Directors,

g)       continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

h)      prepare an annual report on the performance of its functions, evaluating the performance of members of the Board of Directors and the Executive Board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

i)        propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article ~~35.~~48. The Fiscal Council shall not be permanent, being installed ~~only~~ at the request of shareholders and shall have the powers, duties and responsibilities established by law.  The Fiscal Council shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article ~~36.~~49. The Fiscal Council is composed of at least three (3) and up to five (5) effective members ~~and~~, with an equal number of alternates, all elected by the Shareholders in General Meeting.

§ 1. In addition to those persons indicated in Article 147 of Law No. 6,404/76, those who do not fulfill the conditions established in items (c) and (d) of §3 of Article 19 of these By-laws cannot be elected to the Fiscal Council.

§ 2. The remuneration of the members of the Fiscal Council shall be fixed at the General Shareholders’ Meeting at which they are elected.

§ ~~2.~~3. The investiture of the members of the Fiscal Council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Article ~~37.~~50. The Fiscal Council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article ~~38.~~51. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article ~~39.~~52. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§ 1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§ 2. The dividends and interest on its own capital distributed under the terms of this Article ~~39~~52 shall be attributed to the mandatory dividend.

~~§ 2. The Company may pay interest on its own capital, to be credited to annual or interim dividends.~~

Article ~~40.~~53. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§ 1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§ 2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

a)       5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article ~~193~~193, §1 of Law 6404/76;

b)       from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 53 and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

c)       an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§ 3. The reserve established in item (c) ~~above~~of §2 of this Article 53 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§ 4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII

CONTROL AND DIFFUSEABSENCE OF CONTROL

Article ~~41.~~54. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article ~~42.~~55. The public tender offer referred to in ~~the~~ Article ~~41~~54 shall also be made:

a)       in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

b)       in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to ~~the São Paulo Stock Exchange – BOVESPA~~BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

~~Sole Paragraph. For purposes of these Bylaws:~~

~~“~~Disposal of Control~~” means the transfer to a third party, for value, of Control Shares;~~

~~“~~Control Shares~~” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company; and~~

~~“~~Disposing Controlling Shareholder~~” means the Controlling Shareholder, when it causes a disposal of control of the Company.~~

Article ~~43.~~56. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

a)       make the public tender offer referred to in Article ~~41~~54;

b)       compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation, and for that means duly observing the procedures stated in the Novo Mercado Listing Rules; and

c)       take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article ~~44.~~57. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

~~Sole Paragraph. For purposes of these Bylaws:~~

~~“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;~~

~~“~~Disposal of Company Control~~” means the transfer, for value, of Control Shares; and~~

~~“~~Statement of Consent from Controlling Shareholders~~” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the  Novo Mercado Listing Rules.Article 45. In the case of Diffuse Control over the Company:~~Article 58. In case there is no Controlling Shareholder:

a)       whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

b)       whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization after which the resulting company’s securities are not admitted for trading on the Novo Mercado, the public tender offer shall be made by those to which such duty has been attributed by decision of said General Meeting, who shall be present in the General Meeting and therein expressly assume the obligation to make the tender offer.

~~b)            whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, but without cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the shareholders which voted in favor of the exit at the General Meeting.~~Article 59. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the General Meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 58, item (b), as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 10, item (b) and in accordance with the Novo Mercado Listing Rules.

Article ~~46.~~60. In ~~the~~ case ~~of Diffuse Control over~~ the Company~~, where BOVESPA~~ has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article ~~46~~60 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article ~~46~~60 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by ~~BOVESPA~~BM&FBovespa for this purpose, whichever is shorter.

Article ~~47.~~61. In ~~the case of Diffuse Control~~case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

a)       a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

b)       an act or event of management, ~~the Company shall make a public tender offer for cancellation of its registration as a publicly-held company, directed to all the Company’s shareholders. In the event the Shareholders in General Meeting resolve to maintain~~a General Meeting shall be called to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. The provisions of Article 58, item (b), must be observed in case the General Meeting decides that the Company~~’s registration as a publicly-held company registration, the public tender offer shall be made by the shareholders which voted in favor of the resolution~~ shall exit the Novo Mercado.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 62. Any shareholder or Group of Shareholders (“Acquiring Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the Investors Relations Officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§ 1. The Acquiring Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 62 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Law No. 6,404/76, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these By-laws.

§ 2. The Acquiring Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§ 3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the economic value, determined in accordance with an appraisal report made pursuant to the provisions of Article 10, item (c), and of Article 11.

§ 4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 63, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 62 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 63. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Acquiring Shareholder, may request to the management of the Company that a Special General Meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 62, §4, item (f), and pursuant to the procedures provided under Article 4-A of Law No. 6,404/76 and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§ 1. In the Special General Meeting referred to in Article 63, all shareholders, except for the Acquiring Shareholder, shall be entitled to vote.

§ 2. In case the Special General Meeting referred to in this Article 63 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Acquiring Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said Special General Meeting.

Article 64. The requirement to make a mandatory tender offer under Article 62 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 65. The obligations applicable under Article 254-A of Law No. 6,404/76 and under Article 54 do not exclude the need for the Acquiring Shareholder to comply with the obligations applicable under this Chapter.

Article 66. The requirement to make a mandatory tender offer under Article 62 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Acquiring Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Acquiring Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Acquiring Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these By-laws shall be observed.

Article 67. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the Board of Directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the Board of Directors may hire specialized external advisors, meeting the requirements of Article 11, §2, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis;

(c) in case the Board of Directors understands, based on its fiduciary duties, that the acceptance of the tender offer by a majority of the shareholders of the Company is in the best general interest of said shareholders and of the businesses and strategic plans of the Company and its controlled companies, it shall call an Extraordinary General Meeting, to be held within 30 days to decide on the revocation of the limitation on the number of votes provided under Article 6, and such revocation shall be subject to the condition that, as a result of the offer, the Acquiring Shareholder becomes entitled to at least 2/3 of the shares issued by the Company, excluding the shares in treasury;

(d) the limitation on the number of votes provided under Article 6 shall not be applicable, exceptionally in the Extraordinary General Meeting referred to in item (c) above, and exclusively when such General Meeting is called by initiative of the Board of Directors; and

(e) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance referred to in the final part of item (c) of this Article 67, and upon the revocation of the limitation on the number of votes by shareholder provided under Article 6.

Article 68. In case the Acquiring Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 62; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the Board of Directors of the Company shall call an Extraordinary General Meeting, in which the Acquiring Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Acquiring Shareholder rights, in accordance with Article 120 of Law No. 6,404/76.

CHAPTER IX

LIQUIDATION

Article ~~48.~~69. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Fiscal Council, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER IXX

ARBITRATION

Article ~~49.~~70. The Company and its shareholders, officers, directors and members of the Fiscal Council are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the ~~capital~~securities market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER XXI

GENERAL PROVISIONS

Article ~~50.~~71. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

VI.2.   REPORT ON THE AMENDMENTS PROPOSED TO THE BYLAWS

The table containing the information on their origin and justification, providing an analysis of their legal and economic effects, when applicable, in accordance with Article 11 of CVM Instruction 481/09, is available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

EXHIBIT VII

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the Board of Directors or the Executive Board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. 39, §1, in which case prior approval of the Board of Directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$2,730,786,881.96, which is fully paid-in and divided into 431,983,717 common shares, all registered, book-entry and without par value.

§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders, observing the provisions of Article 6 below.

§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. No shareholder or Shareholder Group may exercise votes in a number superior to 5% (five per cent) of the number of shares in which the Company’s capital is divided, in resolutions to amend, revoke or change, in any way, the effectiveness of the following rules from these Bylaws: Article 17, Article 19, Article 20, Article 21, and §1 of Article 49, and any rule or provision set forth in CHAPTER VIII.

§ 1. Without prejudice of the provision set forth in the main clause of this Article 6, in any Extraordinary General Meeting called to resolve on the amendment or revocation of the provisions set forth in this Article 6, the limit of votes for any shareholder or Shareholder Group will also be of 5% of the number of shares in which the Company’s capital is divided, with the exception of the provisions set forth in Article 67, (d).

§2º. The Chairman of the General Meeting must ensure compliance with the rules set forth in this Article 6 and inform the number of votes to which each shareholder or Shareholder Group, present at the meeting, will be entitled.

§3º. The votes that exceed the limits specified in this Article 6 will not be counted.

Article 7. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 8. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171, §3 of Law 6.404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 9. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§ 5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§ 6. The resolutions of the General Meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in Article 6 and in the main clause of Article 11.

Article 10. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

a)                   decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (respectively “Novo Mercado” and “BM&FBovespa”), which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

b)                   always subject to the provisions of Article 12, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

c)                   resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Article 11. The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article 10 (c) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed.  The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§ 1. For purposes of these Bylaws:

“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their officers or administrators in common;

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

§2 The appraisal reports mentioned in this Article 11 shall be elaborated by a specialized company or institution, with proven experience and independent as to the power of decision of the Company, its officers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Law 6.404/76, and shall bear the responsibility set forth in §6 of the same article.

Article 12. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 10 (c) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 13. The General Meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory  obligations, as well as those provided under these By-laws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the General Meeting referred to in the main clause of this Article 13, when the Board of Directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

§2. The General Meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article 14. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).

Article 15. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Officers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 16. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

Article 17. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the Board of Directors:

(a)                the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)                the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the Board of Directors, to the appraisal of the terms of a public tender offer, and to the possibility of calling the General Meeting for revoking the limitation on voting rights set forth in Article 6, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)                 the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)                the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)                 the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the Board of Directors shall exercise its competence set forth in Article 67 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders interests considered as a whole;

(f)                 the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)                 the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)                the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i)                  the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy;

(j)                  no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 18. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members, all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted, in this case subject to the provisions set forth in Article 20, §6.

Article 19. The majority of the effective members of the Board of Directors shall be of Independent Members.

§1. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capita, within the limits set forth in these Bylaws; (ii) is not a Controlling Shareholder, nor a spouse, stable companion or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to person or company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) does not have direct or indirectly, participation superior to 5% of interest in the Company’s total or voting capital, neither has any relation with any shareholder who does; (iv) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company, neither of a company associated with any shareholder with a participation superior to 5% in the Company’s total or voting capital; (v) is not now and has not been, in the past three years related to company or person that provides audit services for the Company; (vi) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (vii) is not associated to company or entity offering services and/products to, or requesting services and/or products from, the Company; (viii) is not a spouse, stable companion or relative up to the second degree of any of the Company’s officers or directors nor has any relation with the Company or company controlled by the Company, neither has received, in the last three years, any kind of remuneration from the Company or company controlled by the Company (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); (ix) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); (x) is not now, nor has been in the past three years, in the management of any company in which any of the Company’s directors or officer holds or has held, at the same time, office in a compensation committee or body with similar functions, with this restriction being also applied to its spouse, stable companion or relative up to the second degree.

§2. Even if elected by the options set forth in §§4 and 5 of Article 141 of Law 6.404/76, the elected members can only be considered Independent Members if they also meet the requirements set forth in §1 of the present Article 19.

§3. It can only be elected as a member of the Board of Directors, unless waived by the General Meeting, a person who, besides the legal and regulatory requirements, also meets the following conditions:

(a)                is over 35 years of age;

(b)                possesses excellent reputation, knowledge and expertise relevant to the Company's activities;

(c)                 does not hold positions or functions in a company or entity that can be considered a competitor of the Company or of companies controlled by the Company, nor their respective controlling shareholders, sponsors of the latter, or companies under common control with that or its affiliates; and

(d)                does not have, nor represents a conflicting interest with the Company or with companies controlled by the Company. It is presumed to have a conflicting interest with the Company the person who, at the same time: (i) has been elected by a shareholder that has also elected a managing person in a competitor company or entity, and (ii) maintains a subordination relation to the shareholder who elected him.

§4. For the purposes of this Article 19, §3, (d), it shall be deemed to have elected a Director of the Company (i) the shareholder or Shareholder Group that has done so individually; or (ii) the shareholder or Shareholder Group whose individual votes were sufficient for the election of Director, if the system of cumulative voting is adopted (or that would have been sufficient, in light of the number of shareholders present, even if the system had been adopted); or (iii) the shareholder or Shareholder Group whose individual votes were sufficient for the composition of the minimum percentage required by § 4 of Article 141 of Law 6404/76 for the exercise of the right to a separate election of a member of the Board of Directors.

§5. For the purposes of this Article 19, an association shall be defined as (and its correlative term “associated”):

(a)                the employment relationship or that arising out of a professional services agreement, or participation in any administrative, advisory, fiscal or deliberative office;

(b)                the direct or indirect participation in a percentage equal to or greater than 10% of total capital or voting stock, or

(c)                 being a spouse, stable companion or relative up to second degree.

§6. The members of the Board that no longer meet the requirements set forth in this Article 19, due to supervening or unknown fact at the time of their election, shall immediately submit their resignation.

§7. Notwithstanding the provisions of §6 above, the attendance, by each Director, of the condition of Independent Member and other requirements set forth in this Article 19, will be subject to constant monitoring and evaluation by the other Directors, who may decide to (i) recommend the resignation of their peers, documenting such decision in the appropriate minutes, and (ii) to call the General Meeting to decide on the removal of such Director and appointment of a substitute.

Election

Article 20. Except for cases set forth in Article 21, the election of members of the Board of Directors will be carried out by a slate system.

§1. The Chairman of the General Meeting, while presiding over a meeting dealing with the election of members of the Board of Directors, must manage the voting mechanism applicable under the requirements provided in Article 20 and Article 21.

§2. In the election referred to in this Article 20, only the following slates may be appointed: (i) that are presented by the Board of Directors, assisted by the Nominating and Corporate Governance Committee, or (ii) that are indicated, as provided in § 4 of the present Article 20, by any shareholder or Shareholder Group.

§3. The Board of Directors, assisted by the Nominating and Corporate Governance Committee shall, on the date of the call to the General Meeting destined to elect members of the Board of Directors, make available at the Company's headquarters, a statement signed by each member of the slate indicated by it, containing: (i) the information specified in items 12.6 to 12.10 of Annex 24 to CVM Instruction No. 480/09, or information, as may be required under the rules that replace such instruction, as well as those required by the Listing Rules of the Novo Mercado, complemented by the complete description of their work experience, citing their previously carried out professional activities, as well as professional and academic qualifications; (ii) information on the existence of cases of incapacity or conflict of interest provided for in Article 147, § 3 of Law. 6,404/1976; and (iii) the indication that the candidate is characterized as an Independent Member under these Bylaws. Such information should also be reflected in the management proposal to be made available to shareholders on the internet, in the Company’s, the CVM’s and the BM&FBovespa’s websites. Whenever the Board of Directors includes, in its slate, a candidate who is not considered an Independent Member under these Bylaws, it shall submit a statement justifying the recommendation.

§4. The Shareholders or Shareholder Group that wishes to propose another slate to compete for positions on the Board of Directors shall, in advance of at least 5 days prior to the date scheduled for the General Meeting, provide the Board of Directors with statements signed individually by the candidates indicated by them, containing the information described in §3 above, and the Board of Directors shall obtain the immediate release of said information on the internet, in the websites of the Company, the CVM and BM&FBovespa.

§5. The same person may be part of two or more slates, including the one put forward by the Board of Directors.

§6. The slate appointed either by the Board of Directors or pursuant to §4 of the present Article 20, must have, at least, 1 (one) member that has not been a member of the Board of Directors at any time during the 4 (four) years prior to its current appointment.

§7. Each shareholder may only vote in one slate, being declared elected the candidates of the slate which receives the greater number of votes in the General Meeting.

§8. It is deemed to be abusive, for the purposes of the provisions of Article 115 of Law 6.404/76, the exercise of voting rights for election of Directors by the shareholder that, aware of a conflict of interest situation or of reason for ineligibility as provided in the law, applicable regulation or these Bylaws, fails to inform the Company in accordance with §4 above, and subsequently, the General Meeting, of the existence of such a ground of ineligibility or facts that lead to presume conflict of interest of the elected Director.

Article 21. In the election of members of the Board of Directors, shareholders representing at least 5% of the capital stock may require the adoption of the multiple voting process, provided they do so at least 48 hours in advance of the Meeting.

§1. The Company, immediately after receiving the requirement, shall disclose, by notice inserted in its website, in the internet, and send, via electronic means, to CVM and to BM&FBovespa, the information that the election shall occur through the multiple voting process.

§2. Once the Meeting is installed, the Board, in view of the signatures on the Attendance Book and the number of shares held by the shareholders present, will calculate the number of votes that will be assigned to each shareholder or Shareholder Group.

§3. In the event of election of members of the Board of Directors by multiple voting process, there will be no election by slates and the members of the slates set forth in Article 20 will be treated as individual candidates, as well as any other candidates who come to be appointed by shareholders present at the Meeting, provided that the statements signed by these candidates, with the content mentioned in §3 of Article 20, are submitted to the shareholders during the Meeting.

§4º. Each shareholder or Shareholder Group will be entitled to cumulate their assigned votes in a single candidate or distribute them among several candidates, being declared elected those who receive the highest number of votes.

§5º. The positions that, by virtue of a tie, are not filled, will be subject to a new voting, through the same process, adjusting the number of votes assigned to each shareholder or Shareholder Group according to the number of positions to be filled.

§6. Whenever the election has been held through this process, the removal of any member of the Board of Directors by the General Meeting, will result in the dismissal of the other members, proceeding to a new election; in all other cases of vacancy on the Board of Directors, the first General Meeting shall elect the entire Board.

§7. Should the Company be under the control of a Controlling Shareholder or Shareholder Group, as defined in Article 116 of Law 6.404/76, shareholders representing 10% of the capital stock may require, as provided in §§ 4 and 5 of Article 141 of Law 6.404/76, that the election of one of the members of the Board of Directors be made separately, not being applicable to such election the rules set forth in Article 20, except for the submission of the declaration referred to in its §4.

Functioning

Article 22. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§ 1. Except for the case set forth in Article 21, §6, in case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors, assisted by the Nominating and Corporate Governance Committee, shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, shall only be substituted by another Independent Member.

§2. In case of vacancy in the majority of positions of the Board of Directors, a General Meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

§5. The Chief Executive Officer cannot be elected for the office of Chairman of the Board of Directors.

Article 23. The Board of Directors shall meet at least bimonthly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article 24. The quorum for Board of Directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§ 2. Directors may take part at meetings of the Board of Directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The Chief Executive Officer shall attend all meetings of the Board of Directors, providing clarification as needed.

Powers

Article 25. In addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:

(a)                fix the general direction of the Company’s business;

(b)                define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the Executive Board;

(c)                 approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(d)                attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 16 of these Bylaws;

(e)                 nominate a slate for the election of the Board of Directors;

(f)                 elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(g)                 supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)                determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)                  instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)                  in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(k)                call General Shareholders’ Meetings and privately, the General Meeting set forth in Article 67, item (c);

(l)                  submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;

(m)               issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;

(n)                attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)                authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)                appoint and dismiss the Company’s independent auditors;

(q)                approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)                  approve the issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(s)                 approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)                  approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)                authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(v)                authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

(w)               approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)                establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 10, (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer, in the cases provided under these By-laws; and

(y)                issue its opinion in advance, making it public and observing the rules laid out in Article 67 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 62 hereof.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 26. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article 27. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.

Article 28. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 29. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 30. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação), Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation. Accumulation of functions is allowed.

Article 31. The duties of the Chief Executive Officer are:

(a)                to submit for approval by the Board of Directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)                to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)                 to formulate the Company’s operating strategies and directives based on the general orientation provided by the Board of Directors;

(d)                to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

(e)                 to coordinate and supervise the work of the Executive Board, and to call and chair its meetings;

(f)                 to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 47, item (d) below;

(g)                 attend meetings of the Board of Directors and the General Meeting, as provided in these Bylaws and the applicable law;

(h)                to represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image;

(i)                  to supervise all the Company’s activities, and also other powers conferred upon it by the Board of Directors.

Article 32. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BM&FBovespa), and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 33. The duties of the Chief Financial Officer are:

(a)                to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)                to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)                 to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)                to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(e)                 to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(f)                 to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and procedures supervision;

(g)                 to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(h)                to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(i)                  to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(j)                  to participate in the Executive Board meetings (Article 27), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(k)                to represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image;

Article 34 - The duties of the Superintendent Officer of Construction are:

(a)                ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;

(b)                to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)                 ensure proper management of relationships with suppliers of the Company and approve their hiring;

(d)                ensure proper management of the environment and safety of the construction of its works or third parties works;

(e)                 ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f)                 to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(g)                 to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)                to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(i)                  to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(j)                  to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;

(k)                set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and

(l)                  to represent the Company before clients, media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article 35 - The duties of the Superintendent Officer of Incorporation are:

(a)                to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b)                to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)                 ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of enterprises;

(d)                to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(e)                 to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(f)                 to ensure the proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(g)                 to define, to areas of the Company responsible for enterprises incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)                to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(i)                  to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(j)                  to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(k)                to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(l)                  monitor the actions and results of marketing and sales together with the Sales and Marketing Officer, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(m)               to define, along with the Sales and Marketing Officer, pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; and

(n)                to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article 36 - The duties of the Institutional Relations Officer are:

(a)                to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;

(b)                to give support to the search of new incorporation partners;

(c)                 to support the search for new contacts for construction by third parties to be executed by the Company;

(d)                to be responsible for the Company’s policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community;

(e)                 to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(f)                 to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and

(g)                 to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 37. The duties of the Sales and Marketing Officer are:

(a)               to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;

(b)               to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;

(c)               to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;

(d)              to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;

(e)               to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(f)                to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;

(g)               to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;

(h)               to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;

(i)                 to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;

(j)                 to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;

(k)               to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;

(l)                 to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;

(m)             to ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;

(n)               to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and

(o)               to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 38. The other officers without specific designation shall have the functions attributed to them by the Board of Directors.

Article 39. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

a)       any two officers;

b)       any officer acting jointly with an attorney-in-fact with specific powers; or

c)       two attorneys-in-fact with specific powers.

§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 39 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article 39, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 40. The Board of Directors shall have, as advisory bodies, an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, which shall, within their competence, provide subsidies to the decisions of the Board of Directors and, if the latter so determinea, assist the Executive Board in implementing internal policies approved by the Board of Directors.

Sole Paragraph. The Board of Directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 41. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the Board of Directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the Board of Directors about the Committee's work and acting along with the Executive Board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the Executive Board or of the Board of Directors can be invited to participate in the meetings of the Advisory Committees.

Audit Committee

Article 42. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 19 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (SEC) and the NYSE, and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 43. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by Board of Directors or that are required by SEC and NYSE rules, always reporting to the Board of Directors in the exercise of its functions, to:

(a)               recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b)               supervise the work of independent auditors;

(c)               review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d)              evaluate the qualifications, performance and independence of auditors;

(e)               establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f)                at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g)               review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h)               review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i)                 review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j)                 review, together with the Chief Executive Officer and the Chief Financial Officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k)               consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l)                 settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m)              review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n)               assist the Board in carrying out oversight functions of the Executive Board;

(o)               review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p)               review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q)               analyze possible conflicts of interest involving members of the Board of Directors, as well as provide opinion on whether any such Directors should vote in any matter that may give rise to conflict of interests or not, and

(r)                analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Compensation Committee

Article 44. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 45. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by Board of Directors, to:

i)                    propose to the Board of Directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the Board of Directors, as well as to senior employees of the Company and its controlled companies.

a)                  annually propose to the Board of Directors the compensation of the Company's officers, to be submitted to the General Meeting;

b)                  propose to the Board of Directors the orientation of votes to be cast as provided in Article 25, item (i);

c)                   recommend, to the approval of the Board of Directors, the allocation of the overall compensation amount determined by the General Meeting, the monthly fees of each member of management, the Advisory Committees and other advisory bodies;

d)                  review and recommend, to the approval of the Board of Directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

e)                   recommend, to the approval of the Board of Directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

f)                   recommend, to the approval of the Board of Directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these By-laws; and

g)                   review, and submit to the Board of Directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Nominating and Corporate Governance Committee

Article 46. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Sole Paragraph. The Nominating and Corporate Governance Committee members shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 47. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by Board of Directors, to:

a)                  identify suitable persons to become members of the Board of Directors and of the Executive Board, and recommend such candidates to the Board of Directors, subject to the laws, regulations and these By-laws, regarding the requirements and impediments to elect directors and officers;

b)                  identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the Board of Directors;

c)                   recommend the nomination of members to the other Advisory Committees and any other committee established by the Board of Directors;

d)                  develop, together with the Chief Executive Officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

e)                   develop, review, and recommend to the Board of Directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company, as well as other internal policies on corporate governance that come to be necessary;

f)                   periodically review the responsibilities of all Advisory Committees and other committees established by the Board of Directors, and recommend any proposal for changes thereto to the Board of Directors,

g)                   continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

h)                  prepare an annual report on the performance of its functions, evaluating the performance of members of the Board of Directors and the Executive Board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

i)                    propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article 48. The Fiscal Council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Fiscal Council shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article 49. The Fiscal Council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the Shareholders in General Meeting.

§ 1. In addition to those persons indicated in Article 147 of Law No. 6,404/76, those who do not fulfill the conditions established in items (c) and (d) of §3 of Article 19 of these By-laws cannot be elected to the Fiscal Council.

§ 2. The remuneration of the members of the Fiscal Council shall be fixed at the General Shareholders’ Meeting at which they are elected.

§ 3. The investiture of the members of the Fiscal Council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Article 50. The Fiscal Council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 51. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 52. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§ 1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§ 2. The dividends and interest on its own capital distributed under the terms of this Article 52 shall be attributed to the mandatory dividend.

Article 53. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§ 1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§ 2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

a)       5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Law 6404/76;

b)       from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 53 and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

c)       an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§ 3. The reserve established in item (c) of §2 of this Article 53 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§ 4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII

CONTROL AND ABSENCE OF CONTROL

Article 54. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article 55. The public tender offer referred to in Article 54 shall also be made:

a)       in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

b)       in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Article 56. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

a)       make the public tender offer referred to in Article 54;

b)       compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation, and for that means duly observing the procedures stated in the Novo Mercado Listing Rules; and

c)       take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article 57. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Article 58. In case there is no Controlling Shareholder:

a)       whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

b)       whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization after which the resulting company’s securities are not admitted for trading on the Novo Mercado, the public tender offer shall be made by those to which such duty has been attributed by decision of said General Meeting, who shall be present in the General Meeting and therein expressly assume the obligation to make the tender offer.

Article 59. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the General Meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 58, item (b), as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 10, item (b) and in accordance with the Novo Mercado Listing Rules.

Article 60. In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 60 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 60 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

Article 61. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

a)       a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

b)       an act or event of management, a General Meeting shall be called to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. The provisions of Article 58, item (b), must be observed in case the General Meeting decides that the Company shall exit the Novo Mercado.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 62. Any shareholder or Group of Shareholders (“Acquiring Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the Investors Relations Officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§ 1. The Acquiring Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 62 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Law No. 6,404/76, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these By-laws.

§ 2. The Acquiring Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§ 3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the economic value, determined in accordance with an appraisal report made pursuant to the provisions of Article 10, item (c), and of Article 11.

§ 4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 63, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 62 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 63. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Acquiring Shareholder, may request to the management of the Company that a Special General Meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 62, §4, item (f), and pursuant to the procedures provided under Article 4-A of Law No. 6,404/76 and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§ 1. In the Special General Meeting referred to in Article 63, all shareholders, except for the Acquiring Shareholder, shall be entitled to vote.

§ 2. In case the Special General Meeting referred to in this Article 63 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Acquiring Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said Special General Meeting.

Article 64. The requirement to make a mandatory tender offer under Article 62 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 65. The obligations applicable under Article 254-A of Law No. 6,404/76 and under Article 54 do not exclude the need for the Acquiring Shareholder to comply with the obligations applicable under this Chapter.

Article 66. The requirement to make a mandatory tender offer under Article 62 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Acquiring Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Acquiring Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Acquiring Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these By-laws shall be observed.

Article 67. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the Board of Directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the Board of Directors may hire specialized external advisors, meeting the requirements of Article 11, §2, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis;

(c) in case the Board of Directors understands, based on its fiduciary duties, that the acceptance of the tender offer by a majority of the shareholders of the Company is in the best general interest of said shareholders and of the businesses and strategic plans of the Company and its controlled companies, it shall call an Extraordinary General Meeting, to be held within 30 days to decide on the revocation of the limitation on the number of votes provided under Article 6, and such revocation shall be subject to the condition that, as a result of the offer, the Acquiring Shareholder becomes entitled to at least 2/3 of the shares issued by the Company, excluding the shares in treasury;

(d) the limitation on the number of votes provided under Article 6 shall not be applicable, exceptionally in the Extraordinary General Meeting referred to in item (c) above, and exclusively when such General Meeting is called by initiative of the Board of Directors; and

(e) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance referred to in the final part of item (c) of this Article 67, and upon the revocation of the limitation on the number of votes by shareholder provided under Article 6.

Article 68. In case the Acquiring Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 62; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the Board of Directors of the Company shall call an Extraordinary General Meeting, in which the Acquiring Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Acquiring Shareholder rights, in accordance with Article 120 of Law No. 6,404/76.

CHAPTER IX

LIQUIDATION

Article 69. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Fiscal Council, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER X

ARBITRATION

Article 70. The Company and its shareholders, officers, directors and members of the Fiscal Council are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER XI

GENERAL PROVISIONS

Article 71. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer